T u r n b e r r y   P r o j e c t s

( P t y )   L t d

Reg No. 1993-/003160/07

CONSENT OF QUALIFIED PERSON

Attention:

Alberta Securities Commission

Autorité des marches financiers

British Columbia Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

I, Gordon Ian Cunningham, B.Eng. (Chemical), Pr.Eng., a registered professional engineer with the Engineering Council of South Africa (Reg. No. 920082), am the co-author of the technical report entitled “Updated Technical Report (Updated Feasibility Study) – Western Bushveld Joint Venture – Project 1 - Elandsfontein and Frischgewaagd”, dated 08 October 2009 (the “Report”) and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR.

Dated this 20th day of November 2009

___________________________

Gordon Ian Cunningham

B.Eng. (Chemical), Pr.Eng.

No.8 6th Avenue, Melville, Johannesburg, South Africa.       Email:  turnbery@iafrica.com

PO Box 2199, Rivonia, 2128, South Africa       Tel: (011) 726 1590         Fax: (086) 607 5125 Cell: (083) 263 9438

___________________________________________________________________________________________________________

Director: G.I.Cunningham